Mail Stop 4561

February 26, 2008

Mr. Victor Brodsky
Chief Financial Officer
Vertical Branding, Inc.
16000 Ventura Blvd., Suite 301
Encino, CA 91436

> **Re:** **Vertical Branding, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **File No. 0-31667**

Dear Mr. Brodsky:

We have reviewed your response letter dated February 5, 2008 and have the following additional comments.   Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the fiscal year ended December 31, 2006

Financial Statements

Goodwill, page F-14

1. We note your response to prior comment 5. In regards to your methodology for testing goodwill impairment, please tell us how, under existing accounting literature, management is able to use future cash flows to be derived from WWE businesses and increases in stock price resulting from the WWE operations can support the value of goodwill associated with MFC. Additionally, please explain and disclose how you determined what comprises your reporting unit for goodwill testing under the guidance in SFAS 142. Lastly, please note that any future sale of Gateway Gransby, LLC, the only remaining tangible asset from the MFC

acquisition, would be considered a goodwill impairment reassessment event under SFAS 142.

<u>Embedded Derivative Liabilities, page F-14</u>

2. Please confirm that you will disclose your sequencing policy, in which you sequence and evaluate the availability of sufficient equity shares based upon the earliest issuance date first for contracts that may require share settlement, in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief